FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

May 6, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on May 6, 2014

Item 4.

Summary of Material Change

See attached copy of the May 6, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the May 6, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

May 6, 2014

ALBERTA STAR DEVELOPMENT CORP.

2300-1066 West Hastings Street

Vancouver, B.C.

VE 3X2

May 6, 2014

     TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

NEWS RELEASE

ALBERTA STAR ANNOUNCES APPROVAL OF NORMAL COURSE ISSUER BID

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”) announces that it has received approval from the TSX Venture Exchange (the “Exchange”) for its previously announced normal course issuer bid (the “Bid”)   Pursuant to the Bid, the Company will purchase for cancellation, from time to time, as it considers advisable, up to 1,700,000 of its issued and outstanding common shares, being approximately 7.85% of the Company’s currently outstanding common shares and approximately 9.66% of the Company’s Public Float (as that term is defined in the policies of the TSX Venture Exchange).   The Bid will commence on May 7, 2014 and will terminate on May 6, 2015, or such earlier time as the Bid is completed or at the option of the Company.   Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company.

The Bid will be conducted in accordance with applicable securities laws and the policies of the Exchange.  Purchases will be made on the open market through the facilities of the Exchange.  During the previous 12 months, the Company purchased 467,500 of its common shares pursuant to a normal course issuer bid at a weighted average price per common share of $0.17.   In accordance with Exchange policies, the Company will include a summary of the Bid in the management information circular to be mailed to shareholders of the Company in respect of its next meeting of shareholders, which mailing is expected to take place in June, 2014.

The Board of Directors of the Company believes that the current and recent market prices for the Company’s common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the Bid will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. The normal course purchases will also afford an increased degree of liquidity to current shareholders who would like to dispose of their shares and will serve to stabilize the market price for the Company’s shares.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

President

Tel: (604) 689-1749

srogers@alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the conduct of the Bid. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 6, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director